                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G**



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*



                               IOMEGA CORPORATION
                      -------------------------------------
                                (Name of Issuer)




                      COMMON STOCK, $0.03 AND 1/3 PAR VALUE
                      -------------------------------------
                         (Title and Class of Securities)




                                    462030107
                      -------------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


** The total number of shares reported herein is 23,981,726 which constitutes approximately 9.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 261,312,506 shares outstanding.



                               Page 1 of 9 Pages

CUSIP NO. 462030107                 FORM 13G                   Page 2 of 9 Pages

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          IDANTA PARTNERS LTD.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)    [  ]
                                                                    (b)    [XX]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS, UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    21,179,712(1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   21,179,712(1)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          21,179,712
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.1%(2)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) As exercised by its general partners Dunn Family Trust, David J. Dunn, Trustee, and Jonathan Huberman.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(I) of the Act, that there are 261,312,506 shares of the Stock outstanding.

CUSIP NO. 462030107                 FORM 13G                   Page 3 of 9 Pages

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)    [  ]
                                                                    (b)    [XX]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    2,802,014 (Excludes 2,400 shares held by spouse)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     21,179,712(1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,802,014 (Excludes 2,400 shares held by spouse)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               21,179,712(1)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          23,981,726(2)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                          [XX]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.2%(3)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          OO     (GRANTOR TRUST FOR INDIVIDUAL)
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Solely in his capacity as one of two general partners of Idanta Partners
     Ltd.

(2) By virtue of (1) and his individual ownership of 2,802,014 shares of the Stock.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(I) of the Act, that there are 261,312,506 shares of the Stock outstanding.

CUSIP NO. 462030107                 FORM 13G                   Page 4 of 9 Pages

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JONATHAN HUBERMAN
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)    [  ]
                                                                    (b)    [XX]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     21,179,712(1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               21,179,712(1)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          21,179,712(2)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.1%(3)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Solely in his capacity as one of two general partners of Idanta Partners
     Ltd.

(2)  By virtue of (1)

(3) Assumes, pursuant to Rule 13d-3(d)(1)(I) of the Act, that there are 261,312,506 shares of the Stock outstanding.

CUSIP NO. 462030107                 FORM 13G                   Page 5 of 9 Pages

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G Statement dated February 13, 1985, relating to the Common Stock, par value $0.03-1/3 per share (the "Stock"), of Iomega Corporation (the "Issuer"), as heretofore amended by:

        Amendment No. 1 thereto dated March 13, 1985,
        Amendment No. 2 thereto dated February 13, 1986,
        Amendment No. 3 thereto dated February 13, 1987,
        Amendment No. 4 thereto dated February 13, 1989,
        Amendment No. 5 thereto dated February 13, 1990,
        Amendment No. 6 thereto dated February 13, 1991,
        Amendment No. 7 thereto dated February 13, 1992,
        Amendment No. 8 thereto dated January 17, 1997, and
        Amendment No. 9 thereto dated February 9, 1998

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

As of January 1, 1998, Perscilla Faily Trust, Perscilla Faily, Trustee ("PF") was no longer a partner of Idanta Partners Ltd., which caused PF's beneficial ownership of the Common Stock of the Company, as determined in accordance with Rule 13d-3, to thereafter constitute less than 5% of the outstanding Common Stock of the Company. Accordingly, PF is no longer a Reporting Person, as defined in this Schedule 13G.

Item 2 as reported in the Schedule 13D is hereby amended as follows:

Item 2(a).     Name of Person Filing.

               Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this
               Schedule 13G Statement on behalf of Idanta Partners Ltd., a Texas limited partnership ("IPL"), David J. Dunn, trustee of the Dunn Family Trust (a grantor trust) ("DJD"), and Jonathan Huberman ("JH"). IPL, DJD, and JH are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 2(b).     Address of Principal Business Office, or if none, Residence.

               The principal business office address of all Reporting Persons (IPL, DJD, and JH) is:

               4660 La Jolla Village Drive, Suite 850
               San Diego, California 91222

CUSIP NO. 462030107                 FORM 13G                   Page 6 of 9 Pages

 Item 2(c).    Citizenship.

               IPL is a Texas limited partnership.

               DJD is a citizen of the United States of America.

               JH is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities.

               This Schedule 13G Statement relates to the Common Stock, $0.03 and 1/3 par value, of the Issuer (the "Stock").

Item 2(e)      CUSIP Number.

               The CUSIP Number of the Stock is 462030107.

Item 4.        Ownership.

Item 4 as reported in the schedule 13G is hereby amended as follows:

               IPL: (a) The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 21,179,712,
                     (b) which constitutes approximately 8.1% of the assumed 261,312,506 outstanding shares of the Stock.
                     (c) Acting through its general partners, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 21,179,712 shares of the Stock.

               DJD: (a) Because of his position as general partner of IPL (which owns 21,179,712 shares of the Stock) and because of his individual ownership of 2,802,014 shares of the Stock, DJD may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 23,981,726 shares in the aggregate,
                     (b) which constitutes approximately 9.2% of the assumed 261,312,506 outstanding shares of the Stock. DJD's spouse owns 2,400 shares of Stock which DJD disclaims beneficial ownership.
                     (c) In his capacity as a general partner of IPL, DJD has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 21,179,712 shares of the Stock. DJD shares this power with JH. DJD also has the sole power to vote or direct the vote and to dispose or to direct the disposition of 2,802,014 shares of the Stock. DJD's spouse owns 2,400 shares of Stock of the Issuer which DJD claims no beneficial ownership and is therefore not included in any share numbers.

CUSIP NO. 462030107                 FORM 13G                   Page 7 of 9 Pages

               JH:  (a) Because of his position as general partner of IPL
                     (which owns 21,179,712 shares of the Stock), JH may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 21,179,712 shares in the aggregate,
                     (b) which constitutes approximately 8.1% of the assumed 261,312,506 outstanding shares of the Stock.
                     (c) In his capacity as a general partner of IPL, JH has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 21,179,712 shares of the Stock. JH shares this power with DJD. JH owns no shares individually.

Item 5.        Ownership of Five Percent or Less of a Class.     [XX]

Item 5 as reported in the schedule 13G is hereby amended as follows:

               This filing on Schedule 13G is partially for the purpose of reporting the fact that the one of the Reporting Persons has ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of the Stock.

               As discussed above, as of January 1, 1998, PF was no longer a partner of Idanta Partners Ltd., which caused PF's beneficial ownership of the Common Stock of the Company, as determined in accordance with Rule 13d-3, to thereafter constitute less than 5% of the outstanding Common Stock of the Company. Accordingly, PF is no longer a Reporting Person, as defined in this Schedule 13G.

Item 8.        Identification and Classification of Members of the Group.

Item 8 as reported in the schedule 13G is hereby amended as follows:

        This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(f)(1)(iii). The agreement required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit A.

CUSIP NO. 462030107                 FORM 13G                   Page 8 of 9 Pages


                                   Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1998

        IDANTA PARTNERS LTD.
        a Texas limited partnership

        by: /s/ David J. Dunn                  by: /s/ Jonathan Huberman
            -----------------------------          -----------------------------
            David J. Dunn, Trustee                 Jonathan Huberman
            Dunn Family Trust                      General Partner
            General Partner


        DUNN FAMILY TRUST


        by: /s/ David J. Dunn
            -----------------------------
            David J. Dunn, Trustee


        PERSCILLA FAILY TRUST


        by: /s/ Perscilla Faily
            -----------------------------
            Perscilla Faily, Trustee


        JONATHAN HUBERMAN


        by: /s/ Jonathan Huberman
            -----------------------------
            Jonathan Huberman

CUSIP NO. 462030107                 FORM 13G                   Page 9 of 9 Pages


                                   EXHIBIT "A"

Pursuant to Rule 13d-1(f)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth hereinbelow.

IDANTA PARTNERS LTD.
a Texas limited partnership

by: /s/ David J. Dunn                  by: /s/ Jonathan Huberman
    -----------------------------          -----------------------------
    David J. Dunn, Trustee                     Jonathan Huberman
    Dunn Family Trust                          General Partner
    General Partner



DUNN FAMILY TRUST


by: /s/ David J. Dunn
    -----------------------------
    David J. Dunn, Trustee


PERSCILLA FAILY TRUST


by: /s/ Perscilla Faily
    -----------------------------
    Perscilla Faily, Trustee


JONATHAN HUBERMAN


by: /s/ Jonathan Huberman
    -----------------------------
    Jonathan Huberman